October 30, 2024

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eddie Kim & Christina Chalk

Re:	AIM ImmunoTech Inc.
PREC14A filed October 18, 2024
Filed by Ted D. Kellner, Todd Deutsch, Robert L. Chioini, Paul W. Sweeney
File No. 1-27072

Ladies and Gentlemen:

This letter is being submitted on behalf of the filing persons of the above referenced preliminary proxy statement (as revised as of the date hereof, the “Proxy Statement”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in your letter dated October 28, 2024 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Proxy Statement, unless otherwise specified.

PREC14A filed October 18, 2024

Background to the Solicitation, page 5

1.

On page 9, we note your disclosure that the appeal proceeding in the Florida federal court case is “pending.” Please revise to provide additional information as relevant. For example, we note that the docket reflects, among other things, that the Appellant has filed its brief on September 4, 2024, and the Appellees’ brief is due November 4, 2024.

October 30, 2024

In response to the Staff’s comment, the disclosure related to the Florida Section 13(d) Action has been revised on page 9 to include additional information related to the appeal proceedings.

Entrenchment Efforts and Lack of Accountability to Stockholders, page 13

2.

In several places in the proxy statement, including the first paragraph on page 14, you present past voting percentages for the Company’s directors as a percentage of shares “eligible to vote.” Here and throughout the proxy statement, clarify whether you mean as a percentage of total shares outstanding or as a percentage of shares voting at the relevant meeting, once a quorum is achieved. Make the same revisions regarding similar disclosure about say-on-pay voting throughout the proxy statement.

In response to the Staff’s comment, the disclosure on page 14 with respect to past voting percentages for the Company’s directors and say-on-pay voting has been revised to clarify that the percentage presented represents a percentage of total shares or a percentage of votes cast, as applicable.

Proposal 1. Election of Directors, page 19

3.

We note the disclosure about Mr. Deutsch’s work with Aramas Capital beginning in 2024. Please provide the information about the principal business of Aramas Capital required by Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the disclosure on page 19 has been revised to include the principal business of Aramas Capital as required by Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

4.

In this section, state how you will treat proxies voted for more than four director nominees and fewer than four director nominees. We note the following disclosure in the proxy card: “Vote ‘FOR’ only up to four nominees in total. You may vote ‘FOR’ less than four nominees, but if you vote ‘FOR’ more than four nominees, your votes on Proposal 1 will be considered invalid and will not be counted.”

In response to the Staff’s comment, the disclosure on page 21 has been revised to state how we will treat proxies voted for more than four director nominees and fewer than four director nominees.

Vote Required For Approval, page 25

5.	The only voting options for Proposal 1 are “FOR” and “WITHHOLD.” Therefore, please revise the reference to “abstentions” and their effect on the vote on Proposal 1 found on page 25.

October 30, 2024

In response to the Staff’s comment, the disclosure on page 25 has been revised to remove reference to “abstentions” and their effect on the vote on Proposal 1.

6.

Refer to the disclosure in the first paragraph on page 26. Revise to state that the Kellner Group may use discretion only on matters not known to them within a reasonable time before the solicitation will be presented at the annual meeting. See Rule 14a-4(c)(3).

In response to the Staff’s comment, the disclosure on page 26 has been revised to state that the Kellner Group may use discretion only on matters not known to them within a reasonable time before the solicitation will be presented at the annual meeting.

Solicitation of Proxies, page 27

7.

Quantify the total amount of the expenses for which the Kellner Group or affiliated entities are seeking reimbursement from the Company, in particular as to expenses already incurred for prior solicitations and litigation expenses.

In response to the Staff’s comment, the disclosure on page 27 has been revised to quantify the total amount of the expenses for which the Kellner Group or affiliated entities are seeking reimbursement from the Company.

Incorporation by Reference, page 33

8.

Revise to specifically identify the information incorporated by reference from the Company’s proxy statement by revising the vague references to “among other things,” and “other important information.” See Rule 14a-5(c).

In response to the Staff’s comment, the disclosure on page 33 has been revised to specifically identify additional information incorporated by reference from the Company’s proxy statement.

Schedule I, page 34

9.

No information is provided as to Mr. Sweeney in the Schedule, although disclosure on page 28 indicates he owns 2,000 shares of Common Stock of the Company. Please confirm Mr. Sweeney’s shares were purchased more than two years ago, or revise Schedule I to provide information as to his purchases (and sales if applicable). See Item 5(b)(1)(vi) of Schedule 14A.

October 30, 2024

In response to the Staff’s comment, we confirm that Mr. Sweeney’s shares were purchased more than two years ago on February 16, 2021.

Please do not hesitate to contact me at (216) 861-6697 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

John J. Harrington